Exhibit 99.1

NQ Mobile Inc. Announces First Quarter 2012 Results

Record Net Revenues of $16.0 million, Up 109.6% Year-over-Year

Income from Operations was $1.3 million, Down 13.2% Year-over-Year

Non-GAAP Income from Operations was $5.6 million, Up 87.6% Year-over-Year

Net Income Attributable to NQ Mobile was $2.1 million, Up 28.5% Year-over-Year

Non-GAAP Net Income Attributable to NQ Mobile was $6.4 million, Up 106.2% Year-over-Year

BEIJING and DALLAS, May 7, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”, and formerly known as NetQin Mobile Inc.) (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•

Net revenues increased 109.6% year-over-year to $16.0 million from $7.6 million in the corresponding period of 2011, exceeding the high end of the Company’s previous guidance of $14.5 million to $15.0 million.

•	Income from operations, or operating income, decreased 13.2% year-over-year to $1.3 million from $1.5 million in the corresponding period of 2011.

•

Non-GAAP operating income, defined as operating income excluding share-based compensation expenses, increased 87.6% year-over-year to $5.6 million from $3.0 million in the corresponding period of 2011.

•	Net income attributable to NQ Mobile increased 28.5% year-over-year to $2.1 million from $1.7 million in the corresponding period of 2011.

•

Non-GAAP net income, defined as net income attributable to NQ Mobile excluding share-based compensation expenses, increased 106.2% year-over-year to $6.4 million from $3.1 million in the corresponding period of 2011.

•

Net cash flow generated from operations was $6.8 million in the first quarter of 2012, compared with $2.0 million in the corresponding period of 2011. Cash and cash equivalents and term deposits together amounted to $131.0 million as of March 31, 2012.

•	Deferred revenue was $8.3 million at the end of first quarter of 2012, up 17.3% from $7.1 million at the end of the fourth quarter of 2011.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Non-GAAP Measure Reconciliations”.

First Quarter 2012 Operating Metrics

•	Cumulative registered user accounts were 172.0 million as of March 31, 2012, compared with 86.0 million as of March 31, 2011 and 146.7 million as of December 31, 2011.

•

Average monthly active user accounts for the quarter ended March 31, 2012 were 60.1 million, compared with 30.3 million for the corresponding period of 2011 and 52.3 million for the previous quarter ended December 31, 2011.

•

Average monthly paying user accounts for the quarter ended March 31, 2012 were 6.5 million, compared with 3.7 million for the corresponding period of 2011 and 5.6 million for the previous quarter ended December 31, 2011.

“I am very pleased to report that we started 2012 with another strong quarter. We again achieved record revenues and exceeded the high end of the previously issued guidance, for the fourth consecutive quarter since our IPO in May 2011,” said Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “In particular, we have made significant progress in building a global management team and accelerating our international expansion. I was joined by Omar Khan as Co-CEO in the first quarter and together we are directing NQ Mobile towards being a truly global company. Omar’s efforts already began to yield results as we have formed new industry partnerships, made additional key hires and further enhanced our product roadmap and strategies. More recently, we have started to expand into the enterprise market by leveraging our technology and success in consumer mobile security. We believe NQ mobile is well positioned to capture the exciting mobile Internet growth opportunities in both consumer and enterprise markets globally.”

“In the first quarter we announced several key international business development initiatives,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “We have announced agreements with Telefonica, Cricket Communication, 3LM, eSecuritel and most recently, The Cellular Connection (“TCC”), which is the largest Verizon premium wireless retailer in the US. More importantly, we also have had great success in attracting top industry talent and building a world-class team. Our recent hires included Gavin Kim, formerly General Manager of the Windows Phone Product Marketing at Microsoft, as our Chief Product Officer, and Conrad Edwards, formerly of Samsung Mobile, as our Chief Experience Officer and General Manager of International Marketing. We are confident that those new additions will equip NQ Mobile with the right talent and resources to execute our global expansion strategies.”

First Quarter 2012 Results

Revenues

Net revenues in the first quarter of 2012 were $16.0 million, an increase of 109.6% year-over-year from $7.6 million in the first quarter of 2011 and 24.5% sequentially from $12.8 million in the fourth quarter of 2012. The significant year-over-year and sequential increases in revenues were due to the strong growth in revenues from premium mobile Internet services and revenues from other services.

Net revenues from premium mobile Internet services increased 111.3% year-over-year and 19.8% sequentially to $13.9 million in the first quarter of 2012. The increases were primarily due to the strong and steady growth in the number of paying user accounts, which reflected growth in the number of NQ Mobile’s registered and active user accounts, as well as increased use of its premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 50.8% of total net revenues from premium mobile Internet services in the first quarter of 2012, compared with 45.4% in the first quarter of 2011 and 49.8% in the fourth quarter of 2011.

Net revenues from other services in the first quarter of 2012 were $2.1 million, representing an increase of 98.8% year-over-year and 68.9% sequentially. The year-over-year and sequential increases were primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties, as well as revenue from technology and software development performed for third parties. Net revenues from other services as a percentage of total net revenue was 13.1% for the first quarter of 2012, compared with 13.8% in the first quarter of 2011 and 9.7% in the fourth quarter of 2011.

Cost of Revenues

Cost of revenues in the first quarter of 2012 was $3.4 million, representing an increase of 127.6% year-over-year and 33.7% sequentially. The year-over-year increase was primarily due to increased customer acquisition cost and higher staff cost from salary and headcount increases while the sequential increase was primarily due to increased customer acquisition costs.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2012 was $12.6 million, representing an increase of 105.2% year-over-year from $6.1 million in the first quarter of 2011 and 22.2% sequentially from $10.3 million in the fourth quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 78.6% in the first quarter of 2012, compared with 80.3% in the first quarter of 2011 and 80.1% in the fourth quarter of 2011.

Operating Expenses

Total operating expenses in the first quarter of 2012 were $11.2 million, representing an increase of 145.1% year-over-year and 27.4% sequentially. Non-GAAP operating expenses were $7.0 million in the first quarter of 2012, representing an increase of 123.1% year-over-year from $3.1 million in the first quarter of 2011 and 27.4% sequentially from $5.5 million in the fourth quarter of 2011.

Selling and marketing expenses were $3.2 million in the first quarter of 2012, representing an increase of 119.7% year-over-year and a decrease of 11.7% sequentially. The year-over-year increase was primarily due to higher marketing and advertising spending and higher share-based compensation expenses while the sequential decrease was primarily due to the lower share-based compensation expenses in the first quarter of 2012 partially offset by higher marketing and advertising spending in the same quarter. Non-GAAP selling and marketing expenses were $2.8 million in the first quarter of 2012, compared with $1.4 million in the first quarter of 2011 and $2.4 million in the fourth quarter of 2011. The 99.8% year-over-year and 15.1% sequential increase were primarily due to higher marketing and advertising spending and to a much lesser extent, higher travelling and entertainment expenses.

General and administrative expenses were $6.5 million in the first quarter of 2012, representing an increase of 207.9% year-over-year and 86.4% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses primarily caused by the impact of the additional option issuance to employees in 2011 and restricted share grant to a newly hired executive in the first quarter of 2012, higher staff costs from salary and headcount increases, higher consulting, legal and professional fees, as well as higher office related expenses. The sequential increase was primarily due to higher staff costs from salary and headcount increases, higher share-based compensation expenses primarily caused by the restricted share grant to a newly hired executive in the first quarter of 2012, and higher office related expenses partially offset by lower legal and professional fees. Non-GAAP general and administrative expenses were $3.0 million in the first quarter of 2012, compared with $0.9 million in the first quarter of 2011 and $1.6 million in the fourth quarter of 2011. The 238.9% year-over-year increase was primarily due to higher staff costs from salary and headcount increases, higher consulting, legal and professional fees and higher office related expenses. The 81.9% sequential increase was primarily due to higher staff costs from salary and headcount increases, higher office related expenses partially offset by lower legal and professional fees.

Research and development expenses were $1.5 million in the first quarter of 2012, representing an increase of 48.6% year-over-year and a decrease of 11.9% sequentially. The year-over-year increase was primarily due to higher staff costs from salary increase and higher share-based compensation expenses. The sequential decrease was primarily due to lower staff costs from change in salary mix as a result of internal reorganization and to a much lesser extent, lower office related expenses. Non-GAAP research and development expenses were $1.3 million in the first quarter of 2012, compared with $0.9 million in the first quarter of 2011 and $1.5 million in the fourth quarter of 2011. The 45.0% year-over-year increase was primarily due to higher staff cost from salary increase while the 13.0% sequential decrease was primarily due to lower staff costs from change in salary mix as a result of internal reorganization and to a much lesser extent, lower office related expenses.

Operating Income and Operating Margin

Operating income in the first quarter of 2012 was $1.3 million, representing a decrease of 13.2% year-over-year from $1.5 million in the first quarter of 2011 and a decrease of 8.5% sequentially from $1.5 million in the fourth quarter of 2011. The main reason for the decrease in operating income was the significant increase in staff costs and share-based compensation expenses associated with a newly hired executive in the first quarter of 2012. Operating margin, or operating income as a percentage of net revenues, was 8.4% in the first quarter of 2012, compared with 20.2% in the first quarter of 2011 and 11.4% in the fourth quarter of 2011.

Non-GAAP operating income was $5.6 million in the first quarter of 2012, representing an increase of 87.6% year-over-year from 3.0 million in the first quarter of 2011 and a sequential increase of 16.2% from $4.8 million in the fourth quarter of 2011. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 35.0% in the first quarter of 2012, compared with 39.1% in the first quarter of 2011 and 37.5% in the fourth quarter of 2011.

Income Tax

Income tax expenses were $0.07 million and the effective tax rate was 3.1% in the first quarter of 2012, compared with an income tax benefit of $0.01 million in the first quarter of 2011 and an income tax expense of $0.05 million in the fourth quarter of 2011. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NQ Mobile was $2.1 million in the first quarter of 2012, compared with $1.7 million in the first quarter of 2011 and $3.2 million in the fourth quarter of 2011. Non-GAAP net income attributable to NQ Mobile was $6.4 million in the first quarter of 2012, compared with $3.1 million in the first quarter of 2011 and $6.5 million in the fourth quarter of 2011.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the first quarter of 2012 was $6.8 million, compared with $2.0 million for the corresponding period of 2011 and $4.2 million for the fourth quarter of 2011. As of March 31, 2012, the Company had total cash position of $131.0 million ($58.9 million in cash and cash equivalents and $72.1 million in term deposits) and deferred revenue of $8.3 million.

Other Business Updates and Significant Events

NQ Mobile Announces Majority Stake Acquisition of NationSky to Gain Presence in China Enterprise Market

On May 7, 2012, NQ Mobile announced its intent to acquire 55% of Beijing NationSky Network Technology, Inc. (“NationSky”), a leading provider of mobile services to enterprises in China. NQ Mobile proposes to 55% of NationSky in a cash and share transaction which is expected to close in the second quarter of 2012. Founded in 2005, NationSky is a leader in providing mobile services to more than 1,000 enterprises in China. By working with carriers and smart phone platform providers, NationSky delivers device agnostic managed mobile services, mobile device management services and other mobile SaaS services.

NQ Mobile Announces Changes in Board Composition

On May 4, 2012, NQ Mobile announced the appointment of Mr. Omar Khan, Mr. William Tiewei Li and Mr. Xiuming Tao as directors of the Company, and the retirement of Mr. Weiguo Zhao as a director of the Company, effective as of May 3, 2012. The Company also announced changes in the composition of the audit committee and compensation committee of its board of directors. Effective as of May 3, 2012, Mr. William Tiewei Li will serve as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and Mr. Xiuming Tao will serve as a member of the compensation committee, replacing Mr. Weiguo Zhao, who retired as a director.

NQ Mobile Hires Gavin Kim, Former General Manager for Windows Phone Product Marketing, as Chief Product Officer

On April 23, 2012, NQ Mobile announced the hire of Gavin Kim to the newly created position of Chief Product Officer. Gavin will lead NQ Mobile’s product, solutions and strategic partnerships, providing new opportunities for customer and business growth in the US and global markets. Gavin joins NQ Mobile from Microsoft, where he served as the General Manager for Windows Phone Product Marketing. As General Manager, Gavin led Microsoft’s product marketing and platform planning teams as well as Windows Phone application and developer ecosystem efforts. Gavin has also held senior leadership positions with Samsung Mobile as Vice President of Content, Services and Enterprise Business, as well as with Motorola and Advanced Technology Ventures.

NQ Mobile Inc. Announces Name Change

On April 19, 2012, NQ Mobile announced that it held an extraordinary general meeting of shareholders in Hong Kong on April 18, 2012. NQ Mobile’s shareholders approved the proposed change of the Company’s name to NQ Mobile Inc., which was previously approved by the Company’s board of directors.

The Cellular Connection Offers NQ Mobile Security to Verizon Customers

On April 3, 2012, NQ Mobile announced that TCC will offer NQ Mobile Security for the Android platform at more than 800 Verizon Premium Wireless Retail locations across the U.S. Rollout of this program will begin with availability at TCC’s nearly 300 corporate stores. TCC is the nation’s largest Verizon Premium Wireless Retailer, offering unparalleled customer service and competitive industry pricing. Customers will be able to purchase NQ Mobile Security through a retail card solution.

Business Outlook

The Company expects net revenues to be in the range of $17.5 million and $17.8 million for the second quarter of 2012, representing year-over-year growth of 97.2%-100.6% and sequential growth of 9.5%-11.4%. For fiscal year 2012, the Company raises the guidance from the previously issued range of $70 million to $72 million to a range of $73 million to $75 million, representing year-over-year growth of 79.5%-84.4% from the previous year of 2011. The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on May 7, 2012 (8:00 a.m. Beijing/Hong Kong Time on May 8, 2012) to discuss results and highlights from the quarter and to answer questions.

The dial-in details for the conference call are:

U.S. Toll Free: +1 866 519 4004

International: +1 718 354 1231

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 400 620 8038 or 800 819 0121

Conference ID: 73516578

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on May 7 through June 7, 2012. The dial-in details for the replay are:

U.S. Toll Free: +1 866 214 5335

International: +1 718 354 1232

Conference ID: 73516578

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 172 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP, except financial information on balance sheet as of December 31, 2011 which is extracted from the audited figures included in 2011 Form 20-F.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86 13693066011

NQ MOBILE INC. (FORMERLY KNOWN AS “NETQIN MOBILE INC.”)

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

		As of
	Note	March 31, 2012	December 31, 2011
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		58,888	69,510
Term deposits		72,129	58,563
Accounts receivable, net of allowance of US$569 and US$636 as of March 31, 2012 and December 31, 2011, respectively		25,138	21,379
Prepaid expenses and other current assets		11,227	6,806

Total current assets		167,382	156,258

Equity investment in an associate		1,306	1,182
Property and equipment, net		1,248	1,078
Intangible assets, net		1,540	1,590
Other non-current assets		414	374

Total Assets		171,890	160,482

LIABILITIES
Current liabilities:
Accounts payable		1,646	1,014
Receipt in advance		322	—
Deferred revenue		8,317	7,090
Accrued expenses and other current liabilities		5,825	3,656
Tax payable		411	368
Deferred tax liabilities, current		75	103

Total current liabilities		16,596	12,231

Noncurrent liabilities:
Other non-current liabilities		414	—

Total Liabilities		17,010	12,231

Commitments and contingencies
MEZZANINE EQUITY
Non-controlling interest in a subsidiary		451	—
SHAREHOLDERS’ EQUITY
Common shares		22	22
Additional paid-in capital		161,070	157,064
Accumulated deficit		(9,612)	(11,743)
Accumulated other comprehensive income		2,949	2,841

Total NQ Mobile Inc.’s shareholders’ equity		154,429	148,184

Non-controlling interest		—	67

Total shareholders’ equity		154,429	148,251

Total Liabilities, Mezzanine Equity and Shareholders’ Equity		171,890	160,482

NQ MOBILE INC. (FORMERLY KNOWN AS “NETQIN MOBILE INC.”)

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2012 US$	December 31, 2011 US$	March 31, 2011 US$
Net Revenues
Premium mobile Internet services	13,885	11,591	6,570
Other services	2,091	1,238	1,052

Total net revenues	15,976	12,829	7,622

Cost of revenues*	(3,421)	(2,559)	(1,503)

Gross profit	12,555	10,270	6,119

Operating expenses:
Selling and marketing expenses*	(3,192)	(3,614)	(1,453)
General and administrative expenses*	(6,539)	(3,508)	(2,124)
Research and development expenses*	(1,485)	(1,685)	(999)

Total operating expenses	(11,216)	(8,807)	(4,576)

Income from operations	1,339	1,463	1,543

Interest income	682	629	76
Realized gain on available-for-sale investments	—	14	—
Foreign exchange (loss)/gain, net	(63)	892	98
Other income, net	115	115	—

Income before income taxes	2,073	3,113	1,717

Income tax (expense)/benefit	(65)	(47)	11
Share of profit/(loss) of an associate	123	122	(66)

Net income	2,131	3,188	1,662

Net loss/(income) attributable to the non-controlling interest	—	1	(4)

Net income attributable to NQ Mobile Inc.	2,131	3,189	1,658

Accretion of redeemable convertible preferred shares	—	—	(399)
Allocation of net income to participating preferred shareholders	—	—	(1,132)

Net income attributable to common shareholders (Note 1)	2,131	3,189	127

Net income	2,131	3,188	1,662
Other comprehensive income: foreign currency translation adjustment	108	233	235

Comprehensive income	2,239	3,421	1,897
Comprehensive loss / (income) attributable to non-controlling interest	—	1	(4)

Comprehensive income attributable to NQ Mobile Inc.	2,239	3,422	1,893

Net earnings per common share:
Basic	0.0092	0.0139	0.0021
Diluted	0.0088	0.0136	0.0016
Weighted average number of common shares outstanding:
Basic	230,516,523	230,126,544	59,373,030
Diluted	242,951,657	234,238,664	81,296,286
Net earnings per ADS (Note 2):
Basic	0.0460	0.0695	0.0105
Diluted	0.0440	0.0680	0.0080
Weighted average number of ADS outstanding (Note 2):
Basic	46,103,305	46,025,309	11,874,606
Diluted	48,590,331	46,847,733	16,259,257

NQ MOBILE INC. (FORMERLY KNOWN AS “NETQIN MOBILE INC.”)

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

* Share-based compensation expense included in:

Cost of revenues	52	53	7
Selling and marketing expenses	427	1,212	69
General and administrative expenses	3,574	1,878	1,249
Research and development expenses	203	211	115

Note 1:	The net income attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.
Note 2:	The Company was listed in May 2011, the net earnings per ADS for the three months ended March 31, 2011 is calculated using the same conversion ratio assuming the ADS was existed during such period. Each ADS represents five Class A common shares.

NQ MOBILE INC. (FORMERLY KNOWN AS “NETQIN MOBILE INC.”)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended
	March 31, 2012 US$	March 31, 2011 US$
Cash flows from operating activities:
Net income	2,131	1,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176	105
(Reversal of)/ Allowance for doubtful accounts	(67)	86
Share-based compensation	4,256	1,440
Deferred income tax	(28)	(19)
Foreign exchange loss/(gain), net	63	(98)
Share of (profit)/loss of an associate	(123)	66
Other income from ADR depositary arrangement	(80)	—
Changes in operating assets and liabilities:
Accounts receivable	(3,692)	(1,939)
Prepaid expenses and other current assets	(76)	(378)
Other non-current assets	—	128
Accounts payable	632	(156)
Receipt in advance	322	—
Deferred revenue	1,227	699
Accrued expenses and other current liabilities	1,581	370
Other non-current liabilities	414	—
Tax payable	43	12

Net cash provided by operating activities	6,779	1,978

Cash flows from investing activities:
Placement of term deposits	(13,566)	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	—	2,154
Disbursements from the lending of a housing loan to an employee	(80)	—
Proceeds from the repayments of the housing loans to employees	1	50
Prepayments made in relation to potential acquisitions	(3,748)	—
Purchase of property and equipment and intangible assets	(272)	(97)

Net cash (used in)/provided by investing activities	(17,665)	2,107

Cash flows from financing activities:
Proceeds from issuance of Series C-1convertible redeemable preferred shares (net of issuance costs of US$5)	—	2,200
Cash distributed to non-controlling shareholder upon disposal of a subsidiary	(67)	—
Proceeds from exercising of share options	285	—

Net cash provided by financing activities	218	2,200

Effect of exchange rate changes on cash and cash equivalents	46	205
Net (decrease)/increase in cash and cash equivalents	(10,622)	6,490
Cash and cash equivalents at the beginning of the period	69,510	17,966

Cash and cash equivalents at the end of the period	58,888	24,456

NQ MOBILE INC. (FORMERLY KNOWN AS “NETQIN MOBILE INC.”)

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
	US$	US$	US$
Selling and marketing expenses under GAAP	(3,192)	(3,614)	(1,453)
Share based compensation expense*	427	1,212	69

Non-GAAP selling and marketing expenses	(2,765)	(2,402)	(1,384)

General and administrative expenses under GAAP	(6,539)	(3,508)	(2,124)
Share based compensation expense*	3,574	1,878	1,249

Non-GAAP general and administrative expenses	(2,965)	(1,630)	(875)

Research and development expenses under GAAP	(1,485)	(1,685)	(999)
Share based compensation expense*	203	211	115

Non-GAAP research and development expenses	(1,282)	(1,474)	(884)

Income from operations under GAAP	1,339	1,463	1,543
Share based compensation expense*	4,256	3,354	1,440

Non-GAAP income from operations	5,595	4,817	2,983

Net income attributable to NQ Mobile Inc. under GAAP	2,131	3,189	1,658
Share based compensation expense*	4,256	3,354	1,440

Non-GAAP net income attributable to NQ Mobile Inc.	6,387	6,543	3,098

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.